

January 5, 2011

Mr. Richard R. Lavin
Executive Vice President and Secretary
Cole Advisor Retail Income REIT, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ  85016

>      **Re:     Cole Advisor Retail Income REIT, Inc.**
>              **Amendment No. 1 to Registration Statement on**
>              **Form S-11**
>              **Filed December 6, 2010**
>              **File No. 333-169535**

Dear Mr. Lavin:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We have reviewed your response to comment 2 from our letter dated October 21, 2010. Please be advised that we will not be in a position to declare your registration effective until such time as the Office of Mergers and Acquisitions has completed its review of your request for no-action relief.

How is an investment in shares of your comment stock different from investing in shares of listed REIT?, page 3

2.      We note your response to comment 11.  To provide balance, please revise to highlight the lack of liquidity associated with your shares and clarify that while the NAV may be less correlated with the market, shareholders' ability to access such value is limited to the redemption plan, which may also be modified, suspended, or terminated at your option.

Q: Will I be charged upfront selling commissions?, page 7

3.      We refer to your statement that you have no upfront selling commissions, but that you will instead pay ongoing distribution fees to your dealer manager. Please include a statement here and elsewhere in the prospectus, as appropriate, that you will be liable for these fees until such time as underwriting compensation limits have been reached, if true.

Valuation Policies, page 18

4.      We note the revised disclosure that you expect to experience a portfolio premium over time.  Please clarify your use of the term "portfolio premium" and provide your basis for such expectation in the appropriate section.

Use of Proceeds, page 56

5.      Considering the distribution fee will paid for several years after your escrow period ends and may be sourced by offering proceeds and would not be available for investment, it would appear appropriate to include an estimated dealer-manager distribution fee for the length of the offering.  Please tell us why disclosure of the maximum fee is not material.

6.      We refer to your disclosure in the third paragraph that after your first year you expect all distribution costs will be paid from operating cash flow. In the event your operating cash flow is not sufficient to cover these costs, please clarify if costs may be paid from offering proceeds or borrowings.  Also, if you are able to exceed the 1% limitation after the first year, please tell us how you have determined that 99% of the gross offering proceeds will be available for investment over the duration of this offering.

7.      Please clarify if you are able to use offering proceeds to pay the advisory fee and record keeping fee, or if such fees will be deferred until such time as you have operating cash flow with which to pay such fees.

The Advisor, page 84

8.      We note your response to comment 23 and the revised disclosure on page 84 referring to your advisor's affiliates.  Please revise to clarify if your advisor will have any assets with which to remedy any breach of fiduciary duty.

Compensation, page 91

9.      Please include a footnote to the Upfront Selling Commission to clarify that investors will be subject to any fees charged by their broker for purchasing your securities.

10.     We refer to your disclosure on page 153 that you may pay a shareholder servicing fee to certain broker-dealers.  Please include this fee in the Compensation section. If this fee is

to be paid out of funds payable to the transfer agent as part of its record keeping fees, please clarify here and in the Plan of Distribution section.

Prior Performance Summary, page 106

Adverse Business and Other Developments, page 111

Distributions and Redemptions, page 112

11.     We note your disclosure that there was not sufficient cash available for Cole Credit Property Trust I's share redemption program in 2008, 2009 and 2010.  Please discuss whether any redemption requests have not been satisfied and include the amount of redemption requests outstanding.  If the redemption program has been suspended, please explain.  Please also include any related risk factors in the risk factors section.

12.     We note your disclosure that requests to redeem 3.9 million shares went unfilled by Cole Credit Property Trust II's share redemption program.  Please clarify if these were invalid redemption requests or if they remain outstanding.  If they are outstanding requests, include the dollar amount of the redemption requests outstanding.

Financial Statements and Notes

Note 3 – Summary of Significant Accounting Policies

Organization and Offering Expenses, page F-5

13.     Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.  In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc:     Ettore A. Santucci, Esq.
        Goodwin Proctor LLP